EXHIBIT 3.1

EXCERPT FROM THE RESOLUTIONS ADOPTED BY

THE BOARD OF DIRECTORS

OF

THE GEO GROUP, INC.

Adopted on February 9, 2024 and constituting an Amendment to Article V, Section 1 of the Third Amended and Restated Bylaws

WHEREAS, GEO’s Third Amended and Restated Bylaws, as amended, authorize the Board to designate the number of directors on the Board from time to time at a number not less than three or more than 19, and to fill such vacancies as they occur; and

WHEREAS, the Board has reviewed the recommendation of the Nominating and Corporate Governance Committee (the “Committee”) to reduce the number of directors of the Board from nine to eight so that there is no longer a vacancy on the Board; and

NOW, THEREFORE, BE IT RESOLVED, that, upon the recommendation of the Committee the Board hereby reduces the number of directors of the Board from nine to eight.

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